U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   (Check One)
[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

         For Period Ended:  December 31, 1997
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ] Transition  Report on Form N-SAR
         For the Transition Period Ended:


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:. Not Applicable
 ...............................................................................

Part I--Registrant Information

Full Name of Registrant:  Coates International, Ltd.
 ...............................................................................
Former Name if Applicable:  Not Applicable.
 ...............................................................................
Address of principal Executive Office (Street and Number)
Highway 34 & Ridgewood Road, Wall, New Jersey 07719
 ...............................................................................
         City, State and Zip Code

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   X (b) The subject annual report on Form 10-KSB will be filed on or before April 15, 1998, the fifteenth calendar day following the prescribed due date, March 31, 1998; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable: Not Applicable.



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PART III--Narrative

The reasons Registrant's Annual Report on Form 10-KSB could not be filed by March 31, 1998, the prescribed due date therefor, are set forth on the attached letter of George Coates, President and Chief Executive Officer of Registrant, dated March 31, 1998.


PART IV--Other Information

          (1) Name and telephone number of person to contact in regard to this notification:
               George Coates, President            (732)        449-7717
 ................................................................................
                  (Name)                        (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):
                                                   [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?:

                                                   [ ] Yes   [X] No

         Please see letter, dated March 31, 1998, from George Coates, President of Registrant, explaining the anticipated changes, both narratively and quantitatively, of any significant changes in the results of operations for Registrant's fiscal year ended December 31, 1997 from the Registrant's fiscal year ended December 31, 1996, which will be reflected in the Registrant's earnings statements.

                           Coates International, Ltd.
 ...............................................................................
                  (Name of Registrant as specified in charter) has caused this notification to be signed on behalf by the undersigned thereunto duly authorized


Date...March 31, 1998..............  By...s/George Coates.....................
                                         George Coates, President













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                           Coates International, Ltd.
                           Highway 34 & Ridgewood Road
                             Wall, New Jersey 07719

                                 March 31, 1998


VIA EDGAR FILING
Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  RE:      Coates International, Ltd.
                           Commission File No. 33-94884
                           Form 12b-25 re Form 10-KSB for
                           Fiscal Year Ended
                           December 31, 1997

Dear Ladies and Gentlemen:

         Pursuant to Rule 0-3 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing please find one (1) conformed signature copy of Form 12b-25 submitted herewith for filing pursuant to Rule 12b-25 of the Act.

                              PART III - NARRATIVE

         Please be advised that Registrant has terminated its relationship with the auditor, Moore Stephens, CPAs and has retained the firm of Rosenberg Rich Baker Berman & Company, P.C. of Bridgewater, New Jersey, as the independent auditors for Coates International, Ltd., which firm is currently engaged in preparing its report on our Company's financial statements for the year ended December 31, 1997. Accordingly, it would have been impossible for the Company to have prepared and submitted its Form 10-KSB for the fiscal year ended December 31, 1997, by March 31, 1998, without incurring unreasonable expense and enduring unreasonable burdens in the preparation thereof.

                           PART IV - OTHER INFORMATION

         (3) Please be advised that Registrant expects to report a loss of approximately $1,500,000, or ($.21) per share, for its fiscal year ended December 31, 1997, representing an insignificant decrease of approximately 6% in its losses as compared to the loss of $1,600,110, or ($.27) per share, reported in Registrant's Form 10-KSB for its prior fiscal year ended December 31, 1996.

         Registrant hereby undertakes to file the subject Form 10-KSB on or before April 15, 1998.

                                    Very truly yours, COATES INTERNATIONAL, LTD.

                                    By:    s/George Coates
                                          George Coates, President

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